Exhibit 12.1

Computation of ratio of earnings to fixed charges:

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Pre-tax loss from continuing operations	$(7,365)	$(64,188)	$(75,029)	$(32,004)	$(20,811)	$(5,212)

Fixed charges:
Interest expense and amortization of debt issuance cost (1)	13	37	3,162	203	17	2
Rentals (33%) (2)	467	889	606	207	133	36

Total Fixed Charges	480	926	3,768	410	150	38

Pre-tax loss from continuing operations plus fixed charges	$(6,885)	$(63,262)	$(71,261)	$(31,594)	$(20,661)	$(5,174)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Deficit where ratio coverage less than 1:1	$(7,365)	$(64,188)	$(75,029)	$(32,004)	$(20,811)	$(5,212)

(1)	Excludes any interest expense on tax related items.
(2)	Represents that portion of operating lease rental expense that is an approximation of the interest factor and amortization of capitalized expenses related to indebtedness.

Due to losses incurred for the six months ended June 30, 2009 and years ended December 31, 2008, 2007, 2006, 2005 and 2004 we would have had to generate additional earnings of $7.4 million, $64.2 million, $75.0 million, $32.0 million, $20.8 million and $5.2 million, respectively, to achieve a coverage of 1:1.